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                              EXHIBIT 2 -- PRESS RELEASE

    Atlas Copco Acquires 99 Percent of Prime Service Via Tender Offer

    STOCKHOLM, Sweden, and HOUSTON, July 8 -- Atlas Copco North America, Inc., a subsidiary of Sweden-based Atlas Copco AB, announced today that it has purchased 99 percent of the outstanding shares of Prime Service, Inc. (NYSE: PRS), one of the largest rental equipment companies in the United States. The shares were purchased pursuant to a USD 32 per share cash tender offer commenced on June 9, 1997. Consistent with a previously announced agreement, the Prime Service shares not acquired by Atlas Copco in the tender offer will be converted into the right to receive USD 32 in cash per share in a merger which is expected to be completed within a week. Following the merger, 100 percent of the outstanding shares of Prime Service will be owned by Atlas Copco. All necessary approvals for the acquisition have been granted. Atlas Copco will consolidate Prime Service from July 1, 1997.

         Thomas B. Bennett, Chairman of the Board and Chief Executive Officer of Prime Service, said, "Our employees and the management team of Prime are excited about our new affiliation with Atlas Copco, a corporate parent already involved in our industry. We continue to receive positive comments from our customers, which are supportive of the merger. We feel that this association with Atlas Copco and its subsidiary companies will greatly enhance our capacity to serve our customers and will support our future growth."





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         Giullo Mazzalupi, President and Chief Executive Officer of Atlas Copco
    AB, said, "The acquisition is a strategic move by Atlas Copco to increase revenues generated from the use of our products, including accessories, service and rental operations."

         The acquisition will have a positive effect on Atlas Copco's cashflow from 1998, although there will be a negative effect on earnings per share for the period 1997 and 1998 by a maximum of 5 percent. The transaction will be financed mainly in the U.S. commercial paper market.

         Prime Service is one of the largest companies in the rental equipment industry in the United States, and currently operates 122 rental equipment locations in 14 states. Prime Service rents over 100 different types of equipment, including aerial manlifts, portable air compressors, forklifts, light earth moving equipment and power tools. Prime Service has a base of over 40,000 customers ranging from Fortune 500 companies to subcontractors and homeowners. Total revenue for 1996 was approximately USD 330 million.

         Atlas Copco had 1996 sales of USD 3,656 million of which about 25 percent were in the U.S. Following the acquisition of Prime Service, the number of employees in the U.S. amounts to approximately 6,350, including 2,200 people from Prime. Atlas Copco North America Inc., is the holding company for well- known U.S. companies including Milwaukee Electric Tool Corporation and Chicago Pneumatic Tool Company.

         Atlas Copco manufactures and sells compressors, construction and mining equipment, power tools, assembly systems and motion control products.

         Prior to consummation of the Atlas Copco tender offer, approximately 74 percent of the outstanding Prime Service common shares were owned by Investcorp S.A., and certain international investors.

    SOURCE  Prime Service, Inc.




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    CONTACT: Todd Fogarty of Kekst and Company, 212-521-4800, for
    Prime Service; or Lennart Johansson, SVP Controlling Accounting & Auditing, +46-8-743-85-70, Hans Ola Meyer, SVP Group Treasurer, +46-8-743-82-92, or Carl-Johan Wachtmeister, SVP Corporate Communications, +46-8-743-80-70, +46-70-543-80-70, all for Atlas Copco